March 9, 2012

VIA FACSIMILE AND U.S. MAIL

Mr. Stephen Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004

> Re: Symetra Variable Investment Trust
>   Initial Registration Statement on Form N-1A
>   File Nos. 333-178987 and 811-22653

Dear Mr. Roth:

The staff has reviewed the registration statement referred to above, which the Commission received on January 12, 2012. The registration statement received a full review. Based on our review, we have the following comments (page numbers refer to the marked courtesy copy).

1.   General

a.   Although the funds in the Symetra Variable Investment Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the Internet as required by the rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

b.   Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

c.   Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.[_____].com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. *See* XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, "[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document." In your response letter, please confirm this link and all other webpage links operate in this way.

2.   Fees and Expenses (all funds)

        a.   Because shareholder fees listed are not applicable for insurance product funds, please use the term "N/A" rather than "None."

        b.   Please confirm to the staff that the contractual fee waiver and/or expense reimbursement described in footnote (2), which describes an indefinite duration, will actually reduce the "Annual Fund Operating Expenses" for no less than one year from the effective date of the fund's registration statement.

        c.   For any Fund that reflects a few waiver and/or expense reimbursement in its fee table, please confirm that the fee waiver and/or reimbursement reflected in the example only lasts for its contractual duration.

3.   Total Return Fund (page 2)

        The disclosure lists Asset-backed Securities Investment Risk, Financial Services Risk and Inflation-indexed Bond Risk as principal investment risks. However, the only asset-backed securities listed among the principal strategies are mortgage-backed securities. In addition, it does not appear that financial services issuers or inflation-indexed bonds are principal investment strategies of the Fund. Please provide disclosure that fully discusses principal strategies and unique risks associated with the fund.

4.   Symetra [Sub-Adviser] Emerging Markets Income Fund (p. 5)

        A principal risk of investing in the Fund is Financial Services Risk, but it does not appear that investing in issuers in the financial services sector is a principal investment strategy of the Fund. Please resolve the apparent inconsistency.

5.   Symetra Pension Reserve Funds

        a.   Please consider highlighting the fact that the Fund differs from a typical zero coupon bond fund because duration is not zero at the termination date.

        b.   Please disclose that it is the insurance company who establishes the formula for calculating the portfolio duration targets.

        c.   Please clarify that the formula will not be changed once a fund starts its operations.

        d.   Please disclose that there is no guarantee that the Fund will be 'open' until the termination date.

6.   <u>Management of the Fund</u> (p. 99)

        a.   It appears there is a typo in the last sentence of the third paragraph of this section (i.e., "the Adviser selects Sub-Advisers based on <u>based on</u> risk adjusted . . .").

        b.   Please include the information about the portfolio managers in the pre-effective amendment to the registration statement.

7.   <u>Distribution of Fund Shares</u> (p. 102)

        a.   There appears to be a typo in the fourth sentence of the first paragraph, which reads, in part, " . . . a separate prospectus describing the Account and the Variable Contract <u>begin</u> offered will accompany the prospectus for the Fund or Funds." The typo appears in the following sentence as well. Please revise accordingly.

        b.   The disclosure describing the Trust's distribution agreement with each insurance company is in brackets. Please explain to the staff whether changes to the Trust's policies are anticipated to change.

8.   <u>Tools to Combat Frequent Transactions</u> (page 103)

        If applicable, please disclose the risk that the varying policies among insurance companies may result in some contract owners market timing while others bear the ill effects of market timing.

9.   <u>Management</u> (SAI pages 43-48)

        a.   Please update the information required by Item 17 of Form N-1A in a pre-effective amendment to the initial registration statement.

        b.   Please identify the members of the Nominating and Governance Committee.

10.   <u>The Funds' Investment Adviser and Sub-Advisers</u> (SAI pages 48-56)

        a.   Please update the disclosure with the name of any person who controls the adviser, the basis for the person's control, and the general nature of the person's business.

Also disclose, if material, the business history of any organization that controls the adviser. Item 19(a) to Form N-1A.

        b.   There appears to be a typo in the second paragraph, which reads, in part, " . . . the Adviser is entitled to receive <u>from</u> an investment management fee from each Fund as follows:"

        c.   Please update the disclosure with the omitted sub-adviser and portfolio manager information required by Items 19 and 20 of Form N-1A.

11.   <u>Service Providers</u> (SAI pages 56-57)

        a.   Please state the name and principal address of any principal underwriter for the Fund. Item 19(b) of Form N-1A.

        b.   Please state the name and principal address of the Fund's independent public accountant. Item 19(h)(3) of Form N-1A.

12.   <u>Miscellaneous</u>

        Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities. We will act on the request and, pursuant to
delegated authority, grant acceleration of the effective date.

****

        Responses to these comments should be made in a letter to the staff and in a pre-
effective amendment to the registration statement. If the registrant believes that no change in
the registration statement is necessary in response to a comment, please indicate that in the
letter and state the basis for such position.

        Although we have completed our initial review of the registration statement, it will be
reviewed further after our comments are resolved. Therefore, we reserve the right to
comment further on the registration statement and any amendments to it. After we have
resolved all issues, the registrant and its underwriter must both request the effective date of
the registration statement be accelerated.

        If you have any questions, please phone me at (202) 551-6765. Mail or deliveries
should include a reference to Mail Stop 4644 and should include a reference to our ZIP Code:
20549-0506. My facsimile number is (202) 772-9285 and my e-mail address is
cowanm@sec.gov.

                                                Sincerely,

                                                Mark Cowan
                                                Senior Counsel
                                                Office of Insurance Products